EXHIBIT 99.3
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Creo Inc. (the “Company”), a corporation organized under the Canada Business Corporations Act, for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Amos Michelson, Chief Executive Officer of the Company, and Mark Dance, Chief Financial Officer and Chief Operating Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to such officer’s knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Certified this 17th day of February, 2005 in the City of Burnaby.

/s/ Amos Michelson
Amos Michelson
Chief Executive Officer

/s/ Mark Dance
Mark Dance
Chief Financial Officer and Chief Operating Officer